

Form NRSRO – Annual Certification

Exhibit 4: Organizational Structure

July 2025

1



Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates



Morningstar, Inc.
(US)
Morningstar Ratings Holding Corp.
(US)
Ratings Acquisition Corp.
(Cayman)
DBRS, Inc.
(US)
DBRS Limited
(Canada)
DBRS Ratings Limited
(UK)
DBRS Ratings GmbH
(Germany)
DBRS Ratings GmbH, Sucursal en España
(Madrid Branch Office)
DBRS Ratings GmbH, Branch India
(Mumbai Branch Office)



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Organization)



Chief Revenue Officer
Morningstar, Inc.
President
Credit Ratings
Global Head of
Business Development *
Group Managing Director
Structured Finance Credit Ratings
Group Managing Director
Fundamental Credit Ratings
Head of
Credit Standards
Head of Canada &
Global Investor Strategy
Asset-Backed
Securities
Head of Credit Practices
Global Fundamental *
Sovereign
& Public Finance
Head of
Methodology Review
Function **
Head of
Credit Products
Residential Mortgage
Backed Securities
Head of Credit Practices
Global Structured Finance *
Financial Institutions
Head of
Risk Management **
Head of Credit
Technology
Commercial Mortgage
Backed Securities
Energy, Utilities
& Natural Resources
Structured Credit
Diversified Industries
Real Estate
Private Corporate Credit
& Credit Estimates
Project, Infrastructure
& Sports Finance

* Solid line (——) indicates direct administrative reporting line.
Dotted line (- - - -) indicates secondary reporting line.

** Is accountable to the DBRS Group Boards of Directors.

- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
- There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)



Chief Legal Officer
Morningstar, Inc
Global Chief Compliance Officer, Ratings & Benchmarks **
(Madrid)
Global Chief Compliance Officer, Global Controls
(Sydney)
Regional Compliance Officer / Designated Compliance Officer ***
(New York)
Regional Compliance Officer / Deputy Chief Compliance Officer **
(London)
Regional Compliance Officer **
(Toronto)
Compliance Officer
(Sydney)
Head of Compliance Programs
Regional Compliance Officer **
(Madrid)
Head of Financial Crimes
(Chicago)
Head of Monitoring & Testing
(Madrid)
Head of Conflicts of Interest
(Paris)
Head of Policies & Procedures and Training
(New York)

* Solid line (——) indicates direct administrative reporting line.
Dotted line (- - - -) indicates secondary reporting line.

** Is accountable to the DBRS Group Boards of Directors.

\+ The Global Chief Compliance Officer, Ratings & Benchmarks is the interim US DCO as of March 21, 2025.

- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
- Green text indicates the role is employed by a Morningstar, Inc. affiliate outside of DBRS, Inc.
- There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (HR, Audit, Finance, Information Security, Legal)



Head of People & Culture Business Partners Morningstar, Inc.
People & Culture Business Partner Morningstar, Inc.
Chief Financial Officer Morningstar, Inc.
President Credit Ratings
Chief Audit Executive Morningstar, Inc.
Director of Audit ** Morningstar, Inc.
Executive of Finance *
Chief Technology Officer Morningstar, Inc.
Chief Information Security Officer ** Morningstar, Inc.
Chief Legal Officer Morningstar, Inc.
Global Head of Regulatory Strategy and Advisory

* Solid line (——) indicates direct administrative reporting line.
Dotted line (- - - -) indicates secondary reporting line.

** Is accountable to the DBRS Group Boards of Directors.

- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
- There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2024. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

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Subsidiary	Jurisdiction of Formation	Ownership Information
Corporate Fundamentals, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
DBRS, Inc.	US (Delaware)	Morningstar Ratings Holding Corp. owns 100%.
Morningstar Credit Analytics LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Index Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Management LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Services LLC	US (Delaware)	Morningstar Investment Management LLC owns 100%.
Morningstar Ratings Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Research Services LLC	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Data, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Holding, Inc.	US (Delaware)	PitchBook Data, Inc. owns 100%
Sustainalytics U.S. Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Credit Ratings, LLC	US (Pennsylvania)	DBRS, Inc. owns 100%.
Morningstar Australasia Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Group Australia Pty Limited	Australia	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Australia Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Sustainalytics Australia Pty Ltd.	Australia	Sustainalytics Holding B.V. owns 100%.
Morningstar Brasil Informações Financeiras Ltda.	Brazil	Morningstar Holland B.V. owns 100%. (Note A)
DBRS Limited	Canada	Ratings Acquisition Corp. owns 100%.
Jantzi Research Inc.	Canada	Sustainalytics Holding B.V. owns 100%.
Morningstar Canada Group, Inc.	Canada	Morningstar Holland B.V. owns 100%.
Morningstar Research, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%.
Ratings Acquisition Corporation	Cayman Islands	Morningstar Ratings Holding Corp. owns 100%.
Servicios Morningstar Chile Limitada	Chile	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar (Shanghai) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar (Shenzhen) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar Finance (Cyprus) Limited	Cyprus	Morningstar Ratings Holding Corp. owns 100%.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2024. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

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Subsidiary	Jurisdiction of Formation	Ownership Information
GES Investment Services Danmark A/S	Denmark	GES International AB owns 100%.
Morningstar Danmark A/S	Denmark	Morningstar Danmark Holding ApS owns 100%.
Morningstar Danmark Holding ApS	Denmark	Morningstar Holland B.V. owns 100%.
Morningstar France Fund Information SARL	France	Morningstar France Holding SAS owns 100%.
Morningstar France Holding SAS	France	Morningstar Holland B.V. owns 100%.
Morningstar France Services SAS	France	Morningstar France Holding SAS owns 100%.
Sustainalytics S.A.R.L.	France	Sustainalytics B.V. owns 100%.
DBRS Ratings GmbH	Germany	Ratings Acquisition Corp. owns 100%.
Morningstar Deutschland GmbH	Germany	Morningstar Holland B.V. owns 100%.
Morningstar Indexes GmbH	Germany	Morningstar Indexes Limited owns 100%
Sustainalytics GmbH	Germany	Sustainalytics B.V. owns 100%.
Morningstar Asia Limited	Hong Kong	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Asia Limited	Hong Kong	Morningstar Investment Management LLC owns 100%.
WealthCraft Limited	Hong Kong	Morningstar Wealth (UK) Limited owns 100%.
DBRS Ratings GmbH, Branch India	India	(Note B)
Morningstar India Private Limited	India	Corporate Fundamentals, Inc. owns 100%.
Morningstar Investment Research India Private Limited	India	Morningstar Investment Management LLC owns 100%.
Morningstar Italy, S.R.L.	Italy	Morningstar Holland B.V. owns 100%.
Ibbotson Associates Japan K.K.	Japan	Morningstar Investment Management LLC owns 100%.
Morningstar Japan, Inc.	Japan	Ibbotson Associates Japan K.K. owns 100%
Sustainalytics Japan Inc.	Japan	Sustainalytics Holding B.V. owns 100%.
Morningstar Wealth International Limited	Jersey	Morningstar Wealth Portfolio Services Limited owns 100%.
Morningstar Korea, Ltd.	Korea	Morningstar, Inc. owns 100%.
Morningstar Luxembourg S.a.r.l.	Luxembourg	Morningstar Holland B.V. owns 100%.
Investigaciones MSMexico, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar Research Limited	New Zealand	Morningstar Australasia Pty Limited owns 100%.
Morningstar Norge AS	Norway	Morningstar Holland B.V. owns 100%.
Sustainalytics S.R.L.	Romania	Sustainalytics B.V. owns 100%.
Morningstar Investment Adviser Singapore Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Morningstar Research Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Sustainalytics Pte Ltd.	Singapore	Sustainalytics Holding B.V. owns 100%.
Morningstar Investment Management South Africa (Pty) Limited	South Africa	Morningstar Investment Management LLC owns 100%.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2024. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 3 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Morningstar Research (Proprietary) Limited	South Africa	Morningstar Holland B.V. owns 100%.
DBRS Ratings GmbH Sucursal en España	Spain	(Note B)
Morningstar Europe Services, S.L.	Spain	Morningstar Holland B.V. owns 100%.
Morningstar Network, S.L.	Spain	Morningstar Holland B.V. owns 100%.
GES International AB	Sweden	Sustainalytics Holding B.V. owns 100%.
Morningstar HoldCo AB	Sweden	Morningstar Holland B.V. owns 100%.
Morningstar Sweden AB	Sweden	Morningstar HoldCo AB owns 100%.
Morningstar Switzerland GmbH	Switzerland	Morningstar Holland B.V. owns 100%.
Morningstar Asia Limited, Taiwan Branch	Taiwan	(Note C)
Morningstar Research Thailand Limited	Thailand	Morningstar, Inc. owns 100%. (Note D)
Morningstar Europe B.V.	The Netherlands	Morningstar, Inc. owns 100%.
Morningstar Holland B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics Holding B.V.	The Netherlands	Morningstar Holland B.V. owns 100%.
Morningstar (Dubai) Ltd.	United Arab Emirates	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration (DIFC Branch) Limited	United Arab Emirates	Morningstar Wealth Administration Limited owns 100%.
DBRS Ratings Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Europe Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Finance Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Indexes Limited	United Kingdom	Morningstar Index Holding Corp. owns 100%
Morningstar Investment Management Europe Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Real-Time Data Limited	United Kingdom	Morningstar UK Limited owns 100%.
Morningstar UK Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%.
Morningstar Wealth EMA Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Portfolio Services Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Wealth Retirement Services Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Retirement Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth Software Limited	United Kingdom	Morningstar Wealth (UK) Limited owns 100%
Morningstar Wealth Trustee Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Morningstar Wealth (UK) Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%.
PitchBook Data Limited	United Kingdom	PitchBook Data, Inc. owns 100%.
Smart Investment Management Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2024. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 4 of 4

Subsidiary	Jurisdiction of Formation	Ownership Information
Smartfund Nominees Ltd	United Kingdom	Morningstar Wealth Administration Limited owns 100%.
Sustainalytics UK Limited	United Kingdom	Sustainalytics B.V. owns 100%.

Note A: Morningstar, Inc. owns less than 1% of this entity.
Note B: DBRS Ratings GmbH, Branch India and DBRS Ratings GmbH Sucursal en España are each a branch of DBRS Ratings GmbH.
Note C: Morningstar Asia Limited has a Taiwan branch.
Note D: Corporate Fundamentals, Inc. own less than 1% of this entity.